UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
OPKO Health, Inc.

(Name of Issuer)
Common Stock, $0.01 par value

(Title of Class of Securities)
301610101

(CUSIP Number)
Kate Inman
4400 Biscayne Blvd.
Suite 1180
Miami, FL 33137
(305) 575-4138

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 18, 2009

(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	301610101

1	NAMES OF REPORTING PERSONS Jane Hsiao, Ph.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		25,377,174 shares*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		25,377,174 shares*

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,377,174 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.84%

14	TYPE OF REPORTING PERSON

IN
*Includes vested warrants to purchase 3,138,193 shares of Common Stock, 806,450 shares of Common Stock issuable upon conversion of 80,645 shares of 8.0% Series D Cumulative Convertible Preferred Stock, which is convertible at any time, and options to acquire 387,500 shares of Common Stock, which are exercisable within 60 days.

Page 2 of 9 Pages

CUSIP No.	301610101

1	NAMES OF REPORTING PERSONS The Chiin Hsiung Hsiao Family Trust A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF		1,000,000 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,000,000 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,000 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

.39%

14	TYPE OF REPORTING PERSON

OO

Page 3 of 9 Pages

CUSIP No.	301610101

1	NAMES OF REPORTING PERSONS The Chiin Hsiung Hsiao Family Trust B

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF		1,000,000 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,000,000 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,000 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

.39%

14	TYPE OF REPORTING PERSON

OO

Page 4 of 9 Pages

CUSIP No.	301610101

1	NAMES OF REPORTING PERSONS Hsu Gamma Investment, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF		3,372,863 shares*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,372,863 shares*

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,372,863 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.32%

14	TYPE OF REPORTING PERSON

PN
*Includes vested warrants to purchase 201,613 shares of Common Stock and 806,450 shares of Common Stock issuable upon conversion of 80,645 shares of 8.0% Series D Cumulative Convertible Preferred Stock, which is convertible at any time.

Page 5 of 9 Pages

CUSIP No.	301610101
     This Amendment No. 2 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on February 14, 2008, as amended by Amendment No. 1 to the Schedule 13D filed on August 21, 2008 (together, the “Original Schedule 13D”), by Jane Hsiao, Ph.D. (“Dr. Hsiao”), The Chiin Hsiung Hsiao Family Trust A (“Trust A”), The Chiin Hsiung Hsiao Family Trust B (“Trust B”), and Hsu Gamma Investment, L.P. (“Hsu Gamma”). This Amendment is filed pursuant to the Joint Filing Agreement executed by the reporting persons listed on the cover pages to this Amendment. (Exhibit 1 to Amendment No. 1 to the Schedule 13D filed on August 21, 2009 is hereby incorporated by this reference.)
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 is amended by adding the following paragraph to the end of the item:
     Hsu Gamma Trust acquired 10,000 shares of Common Stock for investment purposes on July 27, 2009 at $1.75 per share, for an aggregate of $17,500, in a private transaction with Paul Kennedy. Hsu Gamma Trust also acquired 80,645 shares of 8.0% Series D Cumulative Convertible Preferred Stock (the “Series D Preferred Stock”) (convertible into 806,450 shares of Common Stock), and warrants to purchase 201,613 shares of Common Stock in a private placement from the Issuer, which closed on September 28, 2009. The source of funds used in the transactions on July 27, 2009 and September 28, 2009 consists of working capital of Hsu Gamma.
Item 4. Purpose of Transaction
     Item 4 is amended by adding the following paragraphs to the end of the item:
     Hsu Gamma acquired 10,000 shares of Common Stock in a private transaction from Paul Kennedy pursuant to a stock purchase agreement (the “Kennedy Agreement”) dated July 27, 2009, at $1.75 per share, for investment purposes. Hsu Gamma also acquired 80,645 shares of Series D Preferred Stock (convertible into 806,450 shares of Common Stock) and warrants to purchase 201,613 shares of Common Stock of the Issuer for investment purposes, on September 18, 2009, in a private placement, which closed on September 28, 2009.
     In the last 60 days prior to the filing of this Amendment No. 2, Hsu Gamma acquired 80,645 shares of Series D Preferred Stock (convertible into 806,450 shares of Common Stock) and warrants to purchase 201,613 shares of the Common Stock of the Issuer in a private placement transaction with the Issuer, which closed on September 28, 2009 pursuant to a stock purchase agreement (the “Fourth Stock Purchase Agreement”) dated September 18, 2009 whereby Hsu Gamma acquired the shares of Series D Preferred Stock for $24.80 per share. The Warrant Agreement provides for Hsu Gamma to purchase 201,613 shares of the Common Stock of the Issuer at an exercise price of $2.48 per share, subject to certain adjustments.
     The Fourth Stock Purchase agreement includes a lock-up provision in which Hsu Gamma agrees not to dispose of or enter into a derivative swap arrangement involving the Common Stock underlying the Series D Preferred Stock and the warrants until three years following the issuance of the Series D Preferred Stock without the prior written consent of the Issuer.

Page 6 of 9 Pages

CUSIP No.	301610101
Item 5. Interest in Securities of the Issuer
     Item 5 is deleted in its entirety and replaced with the following text:
     Dr. Hsiao may be deemed to beneficially own 25,377,174 shares of Common Stock, which consist of (i) 1,000,000 shares of Common Stock held by Trust A, (ii) 1,000,000 shares of Common Stock held by Trust B, (iii) 3,171,250 shares of Common Stock held by Hsu Gamma, (iii) vested warrants to purchase 201,613 shares of Common Stock held by Hsu Gamma, (iv) vested warrants to purchase 2,936,580 shares of Common Stock, (v) options to acquire 387,500 shares of Common Stock, which are exercisable within 60 days of October 1, 2009, and (vi) 16,680,231 shares of Common Stock. The 25,377,174 shares of Common Stock beneficially owned by Dr. Hsiao constitute 9.84 % of the Issuer’s outstanding shares of Common Stock, based upon 253,632,889 shares of Common Stock outstanding as of September 18, 2009, and calculated in accordance with Rule 13d-3. Dr. Hsiao has sole voting and dispositive power over 25,377,174 shares of Common Stock.
     Trust A beneficially owns 1,000,000 shares of Common Stock, which constitute 0.39% of the Issuer’s outstanding shares of Common Stock, based on 253,632,889 shares of Common Stock outstanding as of September 18, 2009, and calculated in accordance with Rule 13d-3. Dr. Hsiao is the sole trustee of Trust A and holds sole voting and disposition power with respect to the 1,000,000 shares of Common Stock held by Trust A.
     Trust B beneficially owns 1,000,000 shares of Common Stock, which constitute 0.39% of the Issuer’s outstanding shares of Common Stock, based on 253,632,889 shares of Common Stock outstanding as of September 18, 2009, and calculated in accordance with Rule 13d-3. Dr. Hsiao is the sole trustee of Trust B and holds sole voting and disposition power with respect to the 1,000,000 shares of Common Stock held by Trust B.
     Hsu Gamma beneficially owns 3,372,863 shares of Common Stock, which include (i) vested warrants to purchase 201,613 shares of Common Stock, and (ii) 806,450 shares of Common Stock issuable upon conversion of 80,645 shares of Series D Preferred Stock, which is convertible at any time, and constitute 1.32% of the Issuer’s outstanding shares of Common Stock, based on 253,632,889 shares of Common Stock outstanding as of September 18, 2009, and calculated in accordance with Rule 13d-3. Dr. Hsiao is the general partner of Hsu Gamma and holds sole voting and disposition power with respect to the 3,372,863 shares of Common Stock held by Hsu Gamma.
     Dr. Hsiao is a member of The Frost Group, LLC, which holds 15,490,546 shares of Common Stock and vested warrants to purchase 4,796,158 shares of Common Stock. Dr. Hsiao disclaims beneficial ownership of the shares of Common Stock and warrants held by The Frost Group, LLC.
     For information regarding transactions effected during the past 60 days prior to the filing of this Amendment No. 2, see Item 4 above.
     Except as described herein, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Issuer beneficially owned by them.

Page 7 of 9 Pages

CUSIP No.	301610101
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 is amended in its entirety and replaced with the following text:
     See Item 4 regarding the Stock Purchase Agreement, Second Stock Purchase Agreement, the Psilos Securities Purchase Agreement, the Third Stock Purchase Agreement, the V-Sciences Agreement, CRG Agreement, the Kennedy Agreement, the Fourth Stock Purchase Agreement, and the Warrant Agreement.
     Except as identified herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, or the division of profits or losses.
Item 7. Material to be Filed as Exhibits

Item 7 is amended by adding the following paragraphs to the end of the item:

Exhibit 5	Stock Purchase Agreement, dated as of July 27, 2009, by and between the parties named therein.

Exhibit 6	Stock Purchase Agreement, dated September 18, 2009, by and between the parties named therein.

Exhibit 7	Warrant Agreement, dated September 28, 2009, by and between the Issuer and the parties named therein.

Page 8 of 9 Pages

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 1, 2009
/s/ Jane Hsiao, Ph.D.
Jane Hsiao, Ph.D.

October 1, 2009	The Chiin Hsiung Hsiao Family Trust A
/s/ Jane Hsiao, Ph.D.
Jane Hsiao, Ph.D., as Trustee

October 1, 2009	The Chiin Hsiung Hsiao Family Trust B
/s/ Jane Hsiao, Ph.D.
Jane Hsiao, Ph.D., as Trustee

October 1, 2009	Hsu Gamma Investment, L.P.
/s/ Jane Hsiao, Ph.D.
Jane Hsiao, Ph.D., as General Partner